

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

John McGrath
Chief Executive Officer
Reynolds Group Holdings Ltd
1900 W. Field Court
Lake Forest, Illinois 60045

> **Re: Reynolds Group Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on July 10, 2020**
> **CIK No. 0001527508**

Dear Mr. McGrath:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Executive Retention and Transaction Bonus Agreements, page 146

1. Please revise to disclose the amounts paid or to be paid to your officers under the retention and transaction bonus agreements.

You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing